UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)
Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y58473102
(CUSIP Number)

Tian Lingling
TCL Zhonghuan Renewable Energy Technology Co., Ltd.
No. 10 South Haitai Road
Huayuan Industrial Park, Hi-tech Industrial Zone
Tianjin, 300384
People’s Republic of China
+86-22-23789766-3203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13-20, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
150,460,989

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
150,460,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,460,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2

1	NAMES OF REPORTING PERSONS
TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
150,460,989

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
150,460,989

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,460,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 filed on April 22, 2021, as further amended by Amendment No.2 filed on August 18, 2022, as further amended by Amendment No.3 filed on May 17, 2023, as further amended by Amendment No.4 filed on May 24, 2023, as further amended by Amendment No.5 filed on June 17, 2024, as further amended by Amendment No.6 filed on June 21, 2024, and as further amended by Amendment No.7 (“Amendment No. 7”) filed on July 22, 2024 (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 8, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On August 13, 2024, pursuant to the previously disclosed Warrant issued to TZS on June 20, 2024 (the “TZS Warrant”), TZS exercised its TZS Warrant to purchase from the Issuer a total of 3,019,041 Ordinary Shares for an aggregate exercise price of $30,019.41.  TZS exercised the TZS Warrant to  maintain its 23.53% ownership percentage in the Issuer upon an increase in the number of outstanding Ordinary Shares after the filing of Amendment No. 7 resulting from voluntary conversions by holders of certain of the Issuer’s Convertible Second Lien Senior Secured Notes due 2028 (the “2L Notes”) into Ordinary Shares. The source of funds used for TZS’s exercise of the TZS Warrant was funds of TZS Parent and its affiliates available for investment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On August 13, 2024, TZS exercised the TZS Warrant to purchase from the Issuer a total of 3,019,041 Ordinary Shares.  TZS exercised the TZS Warrant to maintain its 23.53% ownership percentage in the Issuer upon an increase in the number of outstanding Ordinary Shares after the filing of Amendment No. 7 resulting from voluntary conversions by holders of certain of the Issuer’s 2L Notes into Ordinary Shares.

Other than as described in Item 4 of this Amendment No. 8 or as previously reported in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 8 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 150,460,989 Ordinary Shares held by TZS (including the Ordinary Shares acquired by TZS upon exercise to date of the TZS Warrant as described herein and 19,076,197 Ordinary Shares issued to TZS on August 20, 2024 on account of an interest payment on the Issuer’s 7.50% Convertible First Lien Senior Secured Notes due 2027 held by TZS), representing in the aggregate approximately 26.04% of the outstanding Ordinary Shares (such percentage is based on 577,767,196 Ordinary Shares outstanding as of August 20, 2024, according to information provided by the Issuer to the Reporting Persons (including the Ordinary Shares issued to TZS as a result of TZS’s exercise of the TZS Warrant on August 13, 2024 and 19,076,197 Ordinary Shares issued to TZS on August 20, 2024 on account of an interest payment on the Issuer’s 7.50% Convertible First Lien Senior Secured Notes due 2027 held by TZS)).

(c)  On August 13, 2024, TZS exercised the TZS Warrant to purchase from the Issuer a total of 3,019,041 Ordinary Shares. On August 20, 2024, the Issuer issued 19,076,197 Ordinary Shares to TZS on account of an interest payment on the Issuer’s 7.50% Convertible First Lien Senior Secured Notes due 2027 held by TZS.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment No. 8 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2024

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ Zhang Changxu
Name:	Zhang Changxu
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Qin Shilong
Name:	Qin Shilong
Title:	Authorized Signatory